SI

22007092

SEC Mail Processing

SEP 09 2022

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49750

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING June 1, 2021 (MM/DD/YY) AND ENDING May 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Access Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6440 Avondale Dr., Suite 210
(No. and Street)

Oklahoma City	OK	73116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James J Oplotnik	405-640-1318	jo@accessadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company LLC
(Name – if individual, state last, first, and middle name)

PO Box 27854	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Opiotnik, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Access Investments, Inc., as of 5/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President, James J. Opiotnik

[signature]
Notary Public

MICHAELA CARR IN AND FOR #22005639 EXP. 04/20/26 STATE OF OKLAHOMA NOTARY PUBLIC

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Access Investments, Inc.

Financial Statements and Supplemental Schedules
May 31, 2022
With Report of Independent Registered Public Accounting Firm

Access Investments, Inc.
Index to Financial Statements and Supplemental Schedules
May 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Access Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Investments, Inc. as of May 31, 2022, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Investments, Inc. as of May 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Access Investments, Inc.'s management. Our responsibility is to express an opinion on Access Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Access Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Access Investments, Inc.'s financial statements. The supplemental information is the responsibility of Access Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Access Investments, Inc.'s auditor since 2019.

Austin, Texas
September 2, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Access Investments, Inc.
Statement of financial condition
As of May 31, 2022

Assets		
Current assets		
Cash	$	14,994
Concessions and commissions receivable		3,295
Total current assets		18,289
Total assets	$	18,289
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable	$	1,660
Current liabilities and total liabilities		1,660
Stockholder's equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		24,400
Retained deficit		(7,871)
Total stockholder's equity		16,629
Total liabilities and stockholder's equity	$	18,289

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2022

Revenues		
12b1 fees	$	18,884
Trails Commissions		7,910
Concessions		1,725
		28,519
Expenses		
Legal and accounting		12,763
Licenses and permits		1,810
Wages-office		1,274
Other expense		1,538
		17,385
Net income before income taxes		11,134
Provision for income taxes		-
Net income	$	11,134

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Statement of changes in stockholder's equity
For the year ended May 31, 2022

	Common Stock		Additional Paid in Capital	Retained Deficit	Total stockholder's Equity
	Shares	Amount			
Balance at May 31, 2021	100	$ 100	$ 21,400	$ (19,005)	$ 2,495
Contributions during the year	-	-	3,000	-	3,000
Net Income	-	-	-	11,134	11,134
Balance at May 31, 2022	100	$ 100	$ 24,400	$ (7,871)	$ 16,629

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2022

Cash flows from operating activities:		
Net Income	$	11,134
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Concessions and commissions receivable		(1,296)
Accounts payable		1,359
Related party commission payable		(12,041)
Cash used in operating activities		(844)
Cash flows from financing activities:		
Contributions		3,000
Cash provided by financing activities		3,000
Change in cash		2,156
Cash at beginning of year		12,838
Cash at end of year	$	14,994

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Access Investments, Inc. (the "Company"), was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Revenue Recognition

Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concessions and Mutual Funds

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time, or a combination thereof. The Company's performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

12B1 Fees

For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees are recognized in the period they are related to.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of May 31, 2022.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management Review

The Company has evaluated subsequent events through September 2, 2022, the date of the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance FASC 740-10, Income Taxes. This statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year, therefore, deferred taxes are fully reserved. There are no permanent or temporary timing differences other than net operating loss carry forwards. Current tax rates are 21% Federal and 6% State.

Effective January 1, 2015, the principal shareholder (100%) sold his interest to another member of his advisory firm, who subsequently separated from the advisory firm. This created a limitation on the net operating loss carrryforwards under IRC Sec. 382. The limitation is computed by multiplying the value of the company at the date of sale by the long-term tax exempt interest rate as published by the IRS. At that time, the rate was 2.8%. This resulted in a net operating loss utilization in the current year of $368. The Company has loss carryforwards of $489, $2,243, $4,062, $2,321,$4,881, $612 and $3,617 available to subsequent years. The losses expire May 31, 2031, 2032, 2033 and 2034, respectfully.
Beginning in tax year 2018, the NOL deduction is limited to 80% of taxable income. For tax years beginning after December 31, 2018, with few exceptions, NOL's may only be carried forward for an indefinite period of time.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress.

4. Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

COVID-19 Pandemic

On March 11 , 2020, the World Health Organization declared the novel strain of coronavirus (Covid-19) a global pandemic and recommended containment and mitigation measures worldwide. The Covid-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of Covid- 1 9 's affect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are unce1tain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonable estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in fiscal year 2022

5. Major Customers

For the year ended May 31, 2022, three customers represented 86% of the total revenue. The Company recognizes that revenues and receivables from this group are significant to its operation, but does not believe that there is significant credit risks associated with the customers.

6. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2022, the Company had net capital of $13,334, which was $8,334 over the required net capital of $5,000. The Company's net capital ratio was .1245% to 1.

7. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge.

Beginning with June 2021, the sole shareholder will receive fifty percent of concessions/commissions, trails and 12B1 fees by the Company for all previously serviced and terminated representatives at the discretion of the principal based on the capital needs of the company.

Schedule I

Access Investments, Inc.
Computation of net capital and aggregate indebtness under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2022

Total stockholder's equity	$	16,629
Deductions:		
Receivables under Rule 12b-1		(3,295)
Net capital	$	13,334
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable		1,660
Total aggregate indebtedness	$	1,660
Minimum net capital requirement	$	5,000
Excess net capital	$	8,334
Ratio: Aggregate indebtedness to net capital		0.1245 to 1
Reconciliation with Company's computation		
(included in Part IIA as of May 31, 2022)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed on June 24, 2022	$	17,029
Adjustments:		
Increase in Concessions/Comm Rec.		1,261
12b-1 Receivable		(3,296)
Adjust accounts payable		(1,660)
Total adjustments		(3,695)
Net capital per above	$	13,334

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry Proprietary Accounts of Brokers.

Schedule III
Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, {2)does not carry accounts of or for customers and (3) does not carry Proprietary Accounts of Brokers.

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Access Investments, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Access Investments, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Based on this evaluation, the Company made the following statements to the best knowledge and belief of the Company: The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240. l 7a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential investors for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs(a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule l 5c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry Proprietary Accounts of Brokers accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
September 2, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

RE: EXEMPTION REPORT YEAR ENDED MAY 31, 2022

Access Investments, Inc. (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential investors for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs(a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry Proprietary Accounts of Brokers accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, James J. Oplotnik, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

ACCESS INVESTMENTS, INC.

James J. Oplotnik
President
September 2, 2022